UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ending June 30, 2007

Commission File Number 000-29336

ATNA RESOURCES LTD.
510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
[X ] Form 20-F [] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):82 ___________________________

SUBMITTED HEREWITH

Exhibits:
99.1 Interim Financial Statements for the Six-Month Period Ended June 30, 2007
99.2 Management Discussion & Analysis for the Six-Month Period Ended June 30, 2007
99.3 Form 52-109F2 - Certification of Interim Filings - CEO
99.4 Form 52-105F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

Date: August 13, 2007

By: /s/ Bonnie Whelan
Bonnie Whelan
Title: Corporate Secretary